UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NTELOS Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67020Q107

(CUSIP Number)

Michael Bertisch
Quadrangle Group LLC
375 Park Avenue
New York, New York 10152
(212) 418-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle GP Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,777,880 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,777,880 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,777,880 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.7% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) OO

(1)          Consists of Common Stock held by Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP (collectively, the “QCP Funds”).  Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of the QCP Funds.

(2)          Excludes Common Stock held by Quadrangle NTELOS Holdings II LP.  The Reporting Persons (as defined in Item 2 of the Schedule 13D) may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle GP Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,777,880 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,777,880 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,777,880 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.7% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by the QCP Funds.  Quadrangle GP Investors LP is the general partner of each of the QCP Funds.

(2)          Excludes Common Stock held by Quadrangle NTELOS Holdings II LP.   The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,023,696 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,023,696 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,023,696 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.6% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by Quadrangle Capital Partners LP.

(2)          Excludes Common Stock held by Quadrangle NTELOS Holdings II LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP.   The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Select Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 219,857 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 219,857 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,857 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.5% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by Quadrangle Select Partners LP.

(2)          Excludes Common Stock held by Quadrangle NTELOS Holdings II LP, Quadrangle Capital Partners LP and Quadrangle Capital Partners-A LP.  The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Capital Partners-A LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,534,327 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,534,327 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,327 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.6% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by Quadrangle Capital Partners-A LP.

(2)          Excludes Common Stock held by Quadrangle NTELOS Holdings II LP, Quadrangle Capital Partners LP and Quadrangle Select Partners LP.  The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QCP GP Investors II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,528,222 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,528,222 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,222 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.1% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) OO

(1)          Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)          Excludes Common Stock held by the QCP Funds.  The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle GP Investors II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,528,222 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,528,222 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,222 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.1% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  Quadrangle GP Investors II LP is the general partner of each of the QCP II Funds.  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)          Excludes Common Stock held by the QCP Funds.  The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle (AIV2) Capital Partners II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,528,222 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,528,222 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,222 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.1% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)          Excludes Common Stock held by the QCP Funds.  The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle (AIV2) Select Partners II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,528,222 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,528,222 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,222 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.1% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)          Excludes Common Stock held by the QCP Funds.  The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Capital Partners II-A LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,528,222 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,528,222 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,222 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.1% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)          Excludes Common Stock held by the QCP Funds.  The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle NTELOS GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,528,222 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,528,222 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,222 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.1% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  Quadrangle NTELOS GP LLC is the general partner of Quadrangle NTELOS Holdings II LP.

(2)          Excludes Common Stock held by the QCP Funds.  The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle NTELOS Holdings II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,528,222 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,528,222 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,222 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.1% (based on 42,048,867 shares of Common Stock outstanding as of October 31, 2007 as provided by the Issuer)

14.	Type of Reporting Person (See Instructions) PN

(1)          Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.

(2)          Excludes Common Stock held by the QCP Funds.  The Reporting Persons may be deemed to collectively beneficially own 26.9% of the Common Stock.

                    This Amendment No. 2 to Schedule 13D supplements and amends the Schedule 13D (the “Statement”), as amended, filed by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP, Quadrangle Capital Partners II-A LP, Quadrangle NTELOS GP LLC and Quadrangle NTELOS Holdings II LP (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“Common Stock”), of NTELOS Holdings Corp. (the “Issuer”).  This Amendment No. 2 is being filed to report (1) that the aggregate number of shares of Common Stock that the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the number of outstanding shares of Common Stock, (2) that Quadrangle NTELOS Holdings II LP entered into a Pledge Agreement and Power of Attorney with the Bank of Montreal with respect to 4,679,785 shares of Common Stock and (3) that Henry Ormond, a Principal of Quadrangle Group LLC, an affiliate of the Reporting Persons, was appointed to the Board of Directors of the Issuer as of December 20, 2007.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 1.    Security and Issuer

                No Change.

Item 2.    Identity and Background

                No Change.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Upon the receipt of Virginia regulatory approval on December 19, 2007, all contingencies were met for the purchase by Quadrangle NTELOS Holdings II LP of an additional 848,437 shares of Common Stock under the Purchase Agreement.  The aggregate purchase price for these additional 848,437 shares was approximately $22,881,245.  This purchase price of approximately $26.97 per share represents a per share price of $26.50 plus interest at a rate of 8% per annum from October 2, 2007, which was the date of the initial closing under the Purchase Agreement.  The funds required for the payment of the purchase price for these 848,437 shares were obtained partially from the working capital of Quadrangle NTELOS Holdings II LP and partially from the proceeds of the Loan Agreement described in Item 6.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Pursuant to Section 2.01 of the Shareholders Agreement, the Reporting Persons have designated Henry Ormond as a nominee to the Board of Directors of the Issuer.  Mr. Ormond was appointed to the Board of Directors of the Issuer as of December 20, 2007. Mr. Ormond is a Principal of Quadrangle Group LLC, an affiliate of the Reporting Persons.

Item 5.    Interest in Securities of the Issuer

                (a)           As of the date hereof, (i) Quadrangle Capital Partners LP holds 4,023,696 shares of Common Stock, or approximately 9.6% of the outstanding Common Stock; (ii) Quadrangle Select Partners LP holds 219,857 shares of Common Stock, or approximately 0.5% of the outstanding Common Stock; (iii) Quadrangle Capital Partners-A LP holds 1,534,327 shares of Common Stock, or approximately 3.6% of the outstanding Common Stock; and (iv) Quadrangle NTELOS Holdings II LP holds 5,528,222 shares of Common Stock, or approximately 13.1% of the outstanding Common Stock.  Each of Quadrangle GP Investors LP, as the general partner of each of the Quadrangle Funds, and Quadrangle GP Investors LLC, as the general partner of Quadrangle GP Investors LP, may be deemed to beneficially own the aggregate 5,777,880 shares of Common Stock held by the QCP Funds, or approximately 13.7% of the outstanding Common Stock.  Each of Quadrangle NTELOS GP LLC, as the general partner Quadrangle NTELOS Holdings II LP; the QCP II Funds, as the managing members of Quadrangle NTELOS GP LLC; Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds; and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP, may be deemed to beneficially own the 5,528,222 shares of Common Stock held by Quadrangle NTELOS Holdings II LP, or approximately 13.1% of the outstanding Common Stock.

                As a result of the Shareholders Agreement, the Reporting Persons may be deemed to collectively beneficially own 11,306,102 shares of Common Stock, or approximately 26.9% of the outstanding Common Stock.  Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock not held directly by such Reporting Person.

Mr. Rattner serves as trustee of a charitable organization that holds 9,503 shares of Common Stock, and Mr. Ezersky serves as trustee of a charitable organization that holds 3,000 shares of Common Stock.

(b)           See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c)           Except as set forth in this Statement, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, has engaged in any transaction in any shares of Common Stock since the date of the last filing on Schedule 13D by the Reporting Persons.

(d)           No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock to which this Statement relates.

(e)           Not Applicable.

Item 6.    Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

                Quadrangle NTELOS Holdings II LP (the “Borrower”) and the Bank of Montreal (the “Bank”) entered into a Loan Authorization Agreement (the “Loan Agreement”) on December 14, 2007 pursuant to which the Bank made loans to the Borrower.  As a condition to the Loan Agreement, the Borrower was required to enter into a Pledge Agreement (the “Pledge Agreement”) on December 14, 2007, a copy of which is attached as Exhibit 6 to this Statement and is incorporated herein by reference, for the benefit of the Bank.  Under the Pledge Agreement, the Borrower has pledged its interest in 5,528,222 shares of Common Stock to the Bank to secure repayment of the loans.

                The description herein of the Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement.

Item 7.    Material to be Filed as Exhibits

                6.  Pledge Agreement, dated as of December 14, 2007.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2007

QUADRANGLE GP INVESTORS LLC

By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC, as General Partner

	By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP, as General Partner

	By:	Quadrangle GP Investors LLC, as General Partner

		By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP, as General Partner

	By:	Quadrangle GP Investors LLC, as General Partner

		By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP, as General Partner

	By:	Quadrangle GP Investors LLC, as General Partner

		By:	/s/ Michael Huber
Michael Huber, Managing Member

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner

	By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

	By:	QCP GP Investors II LLC, as General Partner

		By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE (AIV2) SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

	By:	QCP GP Investors II LLC, as General Partner

		By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as General Partner

	By:	QCP GP Investors II LLC, as General Partner

		By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

	By:	Quadrangle GP Investors II LP, as General Partner

	By:	QCP GP Investors II LLC, as General Partner

		By:	/s/ Michael Huber
Michael Huber, Managing Member

QUADRANGLE NTELOS HOLDINGS II LP

By:	Quadrangle NTELOS GP LLC, as General Partner

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

	By:	Quadrangle GP Investors II LP, as General Partner

	By:	QCP GP Investors II LLC, as General Partner

		By:	/s/ Michael Huber
Michael Huber, Managing Member